Southwestern Energy®

Corporate Office
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES SECOND QUARTER 2023 RESULTS

Reduces full-year capital investment guidance ~10%

SPRING, Texas – August 3, 2023...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the second quarter ended June 30, 2023.

- *Generated $231 million net income, $95 million adjusted net income (non-GAAP), $484 million adjusted EBITDA (non-GAAP) and $425 million net cash provided by operating activities*
- *Reported total net production of 423 Bcfe, or 4.6 Bcfe per day, including 4.0 Bcf per day of gas and 106 MBbls per day of liquids*
- *Invested $595 million of capital and placed 50 wells to sales, including 28 in Appalachia and 22 in Haynesville*
- *Reduced full-year capital investment guidance $200 million, or approximately 10%, due to activity reductions, moderating inflation, and operational efficiencies*
- *Closed divestiture of non-core Pennsylvania Utica assets, applying $123 million of net proceeds to debt reduction*

“Southwestern Energy continues to improve the resilience and free cash flow generation capacity of our business. With our successes mitigating inflationary pressures and driving operational efficiencies, we expect to deliver our 2023 plan with less activity and corresponding investment. Debt reduction remains our top capital allocation priority, which we accelerated with a non-core asset sale. Our disciplined strategy to manage through the commodity price cycle maintains the Company’s financial strength and productive capacity. We are well positioned to increase shareholder value in the supportive longer-term natural gas environment,” said Bill Way, Southwestern Energy President and Chief Executive Officer.

Financial Results

(in millions)	For the three months ended June 30,				For the six months ended June 30,			
	2023		2022		**2023**		2022	
Net income (loss)	$	**231**	$	1,173	$	**2,170**	$	(1,502)
Adjusted net income (non-GAAP)	$	**95**	$	368	$	**441**	$	815
Diluted earnings (loss) per share	$	**0.21**	$	1.05	$	**1.97**	$	(1.35)
Adjusted diluted earnings per share (non-GAAP)	$	**0.09**	$	0.33	$	**0.40**	$	0.73
Adjusted EBITDA (non-GAAP)	$	**484**	$	822	$	**1,283**	$	1,727
Net cash provided by operating activities	$	**425**	$	427	$	**1,562**	$	1,399
Net cash flow (non-GAAP)	$	**453**	$	754	$	**1,217**	$	1,615
Total capital investments [1]	$	**595**	$	585	$	**1,260**	$	1,129
Free cash flow (deficit) (non-GAAP)	$	**(142)**	$	169	$	**(43)**	$	486

(1)   Capital investments include a decrease of $22 million and an increase of $34 million for the three months ended June 30, 2023 and 2022, respectively, and a decrease of $28 million and an increase of $77 million for the six months ended June 30, 2023 and 2022, respectively, relating to the change in capital accruals between periods.

For the quarter ended June 30, 2023, Southwestern Energy recorded net income of $231 million, or $0.21 per diluted share, including a gain on mark-to-market of unsettled derivatives. Excluding this and other one-time items, adjusted net income (non-GAAP) was $95 million, or $0.09 per diluted share, and adjusted EBITDA (non-GAAP) was $484 million. Net cash provided by operating activities was $425 million, net cash flow (non-GAAP) was $453 million and total capital investments were $595 million.

As of June 30, 2023, Southwestern Energy had total debt of $4.05 billion and net debt to adjusted EBITDA (non-GAAP) of 1.4x. At the end of the quarter, the Company had $310 million of borrowings under its revolving credit facility and $25 million in outstanding letters of credit.

As indicated in the table below, second quarter 2023 weighted average realized price was $1.84 per Mcfe, excluding the impact of derivatives and net of $0.25 per Mcfe of transportation expenses. Including derivatives, weighted average realized price for the second quarter was down 23% from $3.04 per Mcfe in 2022 to $2.33 per Mcfe in 2023 primarily due to lower commodity prices including a 71% decrease in NYMEX Henry Hub and a 32% decrease in WTI.

Realized Prices *(includes transportation costs)*	For the three months ended June 30,		For the six months ended June 30,	
	2023	2022	**2023**	2022
Natural Gas Price:				
NYMEX Henry Hub price *($/MMBtu)* [1]	$ **2.10**	$ 7.17	$ **2.76**	$ 6.06
Discount to NYMEX [2]	**(0.63)**	(0.69)	**(0.43)**	(0.56)
Average realized gas price, excluding derivatives *($/Mcf)*	$ **1.47**	$ 6.48	$ **2.33**	$ 5.50
Gain (loss) on settled financial basis derivatives *($/Mcf)*	**(0.02)**	0.06	**(0.05)**	0.04
Gain (loss) on settled commodity derivatives *($/Mcf)*	**0.57**	(3.86)	**0.17**	(2.70)
Average realized gas price, including derivatives *($/Mcf)*	$ **2.02**	$ 2.68	$ **2.45**	$ 2.84
Oil Price:				
WTI oil price *($/Bbl)* [3]	$ **73.78**	$ 108.41	$ **74.96**	$ 101.35
Discount to WTI [4]	**(10.58)**	(8.12)	**(10.41)**	(7.81)
Average realized oil price, excluding derivatives *($/Bbl)*	$ **63.20**	$ 100.29	$ **64.55**	$ 93.54
Average realized oil price, including derivatives *($/Bbl)*	$ **56.82**	$ 56.94	$ **57.49**	$ 53.73
NGL Price:				
Average realized NGL price, excluding derivatives *($/Bbl)*	$ **18.63**	$ 40.07	$ **21.51**	$ 39.72
Average realized NGL price, including derivatives *($/Bbl)*	$ **20.85**	$ 29.23	$ **22.71**	$ 28.22
Percentage of WTI, excluding derivatives	**25%**	37%	**29%**	39%
Total Weighted Average Realized Price:				
Excluding derivatives *($/Mcfe)*	$ **1.84**	$ 6.69	$ **2.65**	$ 5.80
Including derivatives *($/Mcfe)*	$ **2.33**	$ 3.04	$ **2.75**	$ 3.14

(1) Based on last day settlement prices from monthly futures contracts.

(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

(3) Based on the average daily settlement price of the nearby month futures contract over the period.

(4) This discount primarily includes location and quality adjustments.

Operational Results

Total net production for the quarter ended June 30, 2023 was 423 Bcfe, of which 86% was natural gas, 12% NGLs and 2% oil. Capital investments totaled $595 million for the second quarter of 2023 with 38 wells drilled, 46 wells completed and 50 wells placed to sales.

	For the three months ended June 30,		For the six months ended June 30,	
	2023	2022	**2023**	2022
Production				
Natural gas production *(Bcf)*	**365**	383	**718**	759
Oil production *(MBbls)*	**1,441**	1,363	**2,859**	2,633
NGL production *(MBbls)*	**8,247**	7,738	**16,487**	14,657
Total production *(Bcfe)*	**423**	438	**834**	863
Average unit costs per Mcfe				
Lease operating expenses [1]	$ **1.00**	$ 0.97	$ **1.03**	$ 0.96
General & administrative expenses [2]	$ **0.09**	$ 0.07	$ **0.09**	$ 0.08
Taxes, other than income taxes	$ **0.14**	$ 0.15	$ **0.15**	$ 0.14
Full cost pool amortization	$ **0.77**	$ 0.65	$ **0.76**	$ 0.64

(1) Includes post-production costs such as gathering, processing, fractionation and compression.

(2) Excludes $2 million and $27 million in merger-related expenses for the three and six months ended June 30, 2022, respectively.

Appalachia – In the second quarter, total production was 257 Bcfe, with NGL production of 90 MBbls per day and oil production of 16 MBbls per day. The Company drilled 20 wells, completed 28 wells and placed 28 wells to sales with an average lateral length of 17,304 feet.

Haynesville – In the second quarter, total production was 166 Bcf. There were 18 wells drilled, 18 wells completed and 22 wells placed to sales in the quarter with an average lateral length of 8,527 feet.

E&P Division Results	For the three months ended June 30, 2023		For the six months ended June 30, 2023	
	Appalachia	Haynesville	Appalachia	Haynesville
Natural gas production *(Bcf)*	199	166	392	326
Liquids production				
Oil *(MBbls)*	1,434	7	2,843	15
NGL *(MBbls)*	8,240	5	16,480	5
Production *(Bcfe)*	257	166	508	326
Capital investments *(in millions)*				
Drilling and completions, including workovers	$ 219	$ 292	$ 438	$ 651
Land acquisition and other	27	1	53	3
Capitalized interest and expense	29	19	60	39
Total capital investments	$ 275	$ 312	$ 551	$ 693
Gross operated well activity summary				
Drilled	20	18	39	30
Completed	28	18	43	39
Wells to sales	28	22	41	45
Total weighted average realized price per Mcfe, excluding derivatives	$ 1.83	$ 1.86	$ 2.75	$ 2.50

Wells to sales summary	For the three months ended June 30, 2023	
	Gross wells to sales	Average lateral length
Appalachia		
Super Rich Marcellus	11	15,445
Rich Marcellus	8	16,822
Dry Gas Utica [1]	3	19,740
Dry Gas Marcellus	6	20,136
Haynesville	22	8,527
Total	50	

(1) Ohio Utica

2023 Guidance

In the table below, the Company provides third quarter and updated full year 2023 guidance reflecting current market conditions. Bold indicates updated full year guidance.

PRODUCTION	3rd Quarter	Total Year
Gas production (*Bcf*)	360 – 380	**1,425 – 1,465**
Liquids (*% of production*)	~13.5%	**13.5 – 14.0%**
Total (*Bcfe*)	419 – 439	**1,650 – 1,705**
CAPITAL BY DIVISION *(in millions)*		
Appalachia		**~45%**
Haynesville		**~55%**
Total D&C capital (includes land)		**$1,750 – $2,020**
Other		**$50 – $70**
Capitalized interest and expense		**$200 – $210**
Total capital investments		**$2,000 – $2,300**
PRICING		
Natural gas discount to NYMEX including transportation [1]	$0.75 – $0.87 per Mcf	$0.55 – $0.70 per Mcf
Oil discount to West Texas Intermediate (WTI) including transportation	$12.50 – $14.50 per Bbl	$12.00 – $15.00 per Bbl
Natural gas liquids realization as a % of WTI including transportation [2]	20% – 28%	27% – 35%
EXPENSES		
Lease operating expenses		$1.05 – $1.11 per Mcfe
General & administrative expense		$0.08 – $0.12 per Mcfe
Taxes, other than income taxes		$0.16 – $0.20 per Mcfe
Income tax rate (~100% deferred)		23.0 %

GROSS OPERATED WELL COUNT [3]	Drilled	Completed	Wells To Sales	Ending DUC Inventory
Appalachia	**53 – 57**	**59 – 63**	**62 – 66**	**13 – 17**
Haynesville	**52 – 56**	**55 – 59**	**61 – 65**	**17 – 21**
Total Well Count	**105 – 113**	**114 – 122**	**123 – 131**	**30 – 38**

(1) Includes impact of transportation costs and expected $0.08 — $0.12 per Mcf and $0.02 — $0.04 per Mcf impact from financial basis hedges for the third quarter and full year of 2023, respectively.
(2) Annual guidance based on $74 per Bbl WTI.
(3) Based on the midpoint of capital investment guidance.

Conference Call
Southwestern Energy will host a conference call and webcast on Friday, August 4, 2023 at 9:30 a.m. Central to discuss second quarter 2023 results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 6394673. The conference call will webcast live at www.swn.com.

A replay will also be available on SWN's website at www.swn.com following the call.

About Southwestern Energy
Southwestern Energy Company (NYSE: SWN) is a leading U.S. producer and marketer of natural gas and natural gas liquids focused on responsibly developing large-scale energy assets in the nation's most prolific shale gas basins. SWN's returns-driven strategy strives to create sustainable value for its stakeholders by leveraging its scale, financial strength and operational execution. For additional information, please visit www.swn.com and www.swncrreport.com.

Investor Contact
Brittany Raiford
Director, Investor Relations
(832) 796-7906
brittany_raiford@swn.com

Forward Looking Statement
This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended. These statements are based on current expectations. The words "anticipate," "intend," "plan," "project," "estimate," "continue," "potential," "should," "could," "may," "will," "objective," "guidance," "outlook," "effort," "expect," "believe," "predict," "budget," "projection," "goal," "forecast," "model," "target", "seek", "strive," "would," "approximate," and similar words are intended to identify forward-looking statements. Statements may be forward looking even in the absence of these particular words.

Examples of forward-looking statements include, but are not limited to, the expectations of plans, business strategies, objectives and growth and anticipated financial and operational performance, including guidance regarding our strategy to develop reserves, drilling plans and programs, (including the number of rigs and frac crews to be used), estimated reserves and inventory duration, projected production and sales volume and growth rates, projected commodity prices, basis and average differential, impact of commodity prices on our business, projected average well costs, generation of free cash flow, our return of capital strategy, including the amount and timing of any redemptions, repayments or repurchases of our common stock, outstanding debt securities or other debt instruments, leverage targets, our ability to maintain or improve our credit ratings, our ability to achieve our debt reduction plan, leverage levels and financial profile, our hedging strategy, our environmental, social and governance (ESG) initiatives and our ability to achieve anticipated results of such initiatives, expected benefits from acquisitions, potential acquisitions, divestitures, potential divestitures and strategic transactions, the timing thereof and our ability to achieve the intended operational, financial and strategic benefits of any such transactions or other initiatives.

These forward-looking statements are based on management's current beliefs, based on currently available information, as to the outcome and timing of future events. All forward-looking statements speak only as of the date of this news release. The estimates and assumptions upon which forward-looking statements are based are inherently uncertain and involve a number of risks that are beyond our control. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein.

Factors that could cause our actual results to differ materially from those indicated in any forward-looking statement are subject to all of the risks and uncertainties incident to the exploration for and the development, production, gathering and sale of natural gas, NGLs and oil, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, commodity price volatility, inflation, the costs and results of drilling and operations, lack of availability of drilling and production equipment and services, the ability to add proved reserves in the future, environmental risks, drilling and other operating risks, legislative and regulatory changes, the uncertainty inherent in estimating natural gas and oil reserves and in projecting future rates of production, the quality of technical data, cash flow and access to capital, the timing of development expenditures, a change in our credit rating, an increase in interest rates, our ability to achieve our debt reduction plan, our ability to increase commitments under our revolving credit facility, our hedging and other financial contracts, our ability to maintain leases that may expire if production is not established or profitably maintained, our ability to transport our production to the most favorable markets or at all, any increase in severance or similar taxes, the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally, the effects of weather or power outages, increased competition, the financial impact of accounting regulations and critical accounting policies, the comparative cost of alternative fuels, credit risk relating to the risk of loss as a result of non-performance by our counterparties, including as a result of financial or banking failures, impacts of world health events, including the COVID-19 pandemic, cybersecurity risks, geopolitical and business conditions in key regions of the world, our ability to realize the expected benefits from acquisitions, divestitures, and strategic transactions, our ability to achieve our GHG emission reduction goals and the costs associated therewith, and any other factors described or referenced under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under Item 1A. "Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2022.

We have no obligation and make no undertaking to publicly update or revise any forward-looking statements, except as required by applicable law. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

###

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in millions, except share/per share amounts)	For the three months ended June 30, 2023	For the three months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022
Operating Revenues:				
Gas sales	$ 551	$ 2,485	$ 1,696	$ 4,177
Oil sales	92	138	187	249
NGL sales	153	310	354	582
Marketing	475	1,207	1,154	2,073
Other	(2)	(2)	(4)	—
	1,269	4,138	3,387	7,081
Operating Costs and Expenses:				
Marketing purchases	481	1,215	1,148	2,077
Operating expenses	418	402	836	783
General and administrative expenses	41	35	87	79
Merger-related expenses	—	2	—	27
Depreciation, depletion and amortization	328	288	641	563
Taxes, other than income taxes	58	65	126	122
	1,326	2,007	2,838	3,651
Operating Income (Loss)	(57)	2,131	549	3,430
Interest Expense:				
Interest on debt	60	73	123	141
Other interest charges	3	4	6	7
Interest capitalized	(29)	(29)	(59)	(59)
	34	48	70	89
Gain (Loss) on Derivatives	317	(879)	1,718	(4,806)
Loss on Early Extinguishment of Debt	—	(4)	(19)	(6)
Other Loss, Net	—	(1)	(1)	(1)
Income (Loss) Before Income Taxes	226	1,199	2,177	(1,472)
Provision (Benefit) for Income Taxes				
Current	—	26	—	30
Deferred	(5)	—	7	—
	(5)	26	7	30
Net Income (Loss)	$ 231	$ 1,173	$ 2,170	$ (1,502)
Earnings (Loss) Per Common Share				
Basic	$ 0.21	$ 1.05	$ 1.97	$ (1.35)
Diluted	$ 0.21	$ 1.05	$ 1.97	$ (1.35)
Weighted Average Common Shares Outstanding:				
Basic	1,101,167,082	1,116,175,758	1,100,725,127	1,115,456,855
Diluted	1,102,724,782	1,118,244,778	1,102,487,313	1,115,456,855

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30, 2023		December 31, 2022	
ASSETS	*(in millions)*			
Current assets:				
Cash and cash equivalents	$	25	$	50
Accounts receivable, net		598		1,401
Derivative assets		423		145
Other current assets		74		68
Total current assets		1,120		1,664
Natural gas and oil properties, using the full cost method		36,899		35,763
Other		545		527
Less: Accumulated depreciation, depletion and amortization		(26,039)		(25,387)
Total property and equipment, net		11,405		10,903
Operating lease assets		168		177
Long-term derivative assets		205		72
Other long-term assets		103		110
Total long-term assets		476		359
TOTAL ASSETS	$	13,001	$	12,926
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	1,381	$	1,835
Taxes payable		116		136
Interest payable		77		86
Derivative liabilities		270		1,317
Current operating lease liabilities		44		42
Other current liabilities		22		65
Total current liabilities		1,910		3,481
Long-term debt		4,036		4,392
Long-term operating lease liabilities		121		133
Long-term derivative liabilities		205		378
Other long-term liabilities		240		218
Total long-term liabilities		4,602		5,121
Commitments and contingencies				
Equity:				
Common stock, $0.01 par value; 2,500,000,000 shares authorized; issued 1,163,077,745 shares as of June 30, 2023 and 1,161,545,588 shares as of December 31, 2022		12		12
Additional paid-in capital		7,182		7,172
Accumulated deficit		(369)		(2,539)
Accumulated other comprehensive income (loss)		(9)		6
Common stock in treasury, 61,614,693 shares as of June 30, 2023 and December 31, 2022		(327)		(327)
Total equity		6,489		4,324
TOTAL LIABILITIES AND EQUITY	$	13,001	$	12,926

SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(in millions)	For the six months ended June 30,			
		2023		2022
Cash Flows From Operating Activities:				
Net income (loss)	$	**2,170**	$	(1,502)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation, depletion and amortization		**641**		563
Amortization of debt issuance costs		**4**		6
Deferred income taxes		**7**		—
(Gain) loss on derivatives, unsettled		**(1,631)**		2,510
Stock-based compensation		**5**		3
Loss on early extinguishment of debt		**19**		6
Other		**2**		2
Change in assets and liabilities:				
Accounts receivable		**803**		(621)
Accounts payable		**(363)**		433
Taxes payable		**(20)**		4
Interest payable		**(5)**		7
Inventories		**(25)**		(5)
Other assets and liabilities		**(45)**		(7)
Net cash provided by operating activities		**1,562**		1,399
Cash Flows From Investing Activities:				
Capital investments		**(1,286)**		(1,050)
Proceeds from sale of property and equipment		**123**		1
Net cash used in investing activities		**(1,163)**		(1,049)
Cash Flows From Financing Activities:				
Payments on current portion of long-term debt		**—**		(204)
Payments on long-term debt		**(437)**		(71)
Payments on revolving credit facility		**(1,946)**		(5,564)
Borrowings under revolving credit facility		**2,006**		5,510
Change in bank drafts outstanding		**(43)**		29
Proceeds from exercise of common stock options		**—**		7
Purchase of treasury stock		**—**		(20)
Debt issuance/amendment costs		**—**		(11)
Cash paid for tax withholding		**(4)**		(4)
Net cash used in financing activities		**(424)**		(328)
Increase (decrease) in cash and cash equivalents		**(25)**		22
Cash and cash equivalents at beginning of year		**50**		28
Cash and cash equivalents at end of period	$	**25**	$	50

Hedging Summary

A detailed breakdown of derivative financial instruments and financial basis positions as of June 30, 2023, including the remainder of 2023 and excluding those positions that settled in the first and second quarters, is shown below. Please refer to the Company's quarterly report on Form 10-Q to be filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

| | | Weighted Average Price per MMBtu | | | |
	Volume (Bcf)	Swaps	Sold Puts	Purchased Puts	Sold Calls
Natural gas					
2023					
Fixed price swaps	348	$ 3.25	$ —	$ —	$ —
Two-way costless collars	78	—	—	2.83	3.21
Three-way costless collars	95	—	2.08	2.50	2.91
Total	521				
2024					
Fixed price swaps	528	$ 3.54	$ —	$ —	$ —
Two-way costless collars	44	—	—	3.07	3.53
Three-way costless collars	11	—	2.25	2.80	3.54
Total	583				
2025					
Two-way costless collars	73	$ —	$ —	$ 3.50	$ 5.40
Three-way costless collars	106	—	2.50	3.75	5.69
Total	179				

Natural gas financial basis positions	Volume (Bcf)	Basis Differential ($/MMBtu)
Q3 2023		
Dominion South	34	$ (0.75)
TCO	22	$ (0.62)
TETCO M3	16	$ (0.66)
Trunkline Zone 1A	3	$ (0.29)
Total	75	$ (0.67)
Q4 2023		
Dominion South	33	$ (0.75)
TCO	20	$ (0.61)
TETCO M3	15	$ (0.18)
Trunkline Zone 1A	3	$ (0.29)
Total	71	$ (0.57)
2024		
Dominion South	46	$ (0.71)
2025		
Dominion South	9	$ (0.64)

Call Options – Natural Gas (Net)	Volume (Bcf)	Weighted Average Strike Price ($/MMBtu)
2023	25	$ 2.96
2024	82	$ 6.56
2025	73	$ 7.00
2026	73	$ 7.00
Total	253	

	Volume (MBbls)	Weighted Average Price per Bbl			
		Swaps	Sold Puts	Purchased Puts	Sold Calls
Oil					
2023					
Fixed price swaps	1,466	$ 67.34	$ —	$ —	$ —
Two-way costless collars	294	—	—	70.00	80.58
Three-way costless collars	582	—	34.36	46.05	55.96
Total	2,342				
2024					
Fixed price swaps	1,571	$ 71.06	$ —	$ —	$ —
Two-way costless collars	146	—	—	70.00	78.25
Total	1,717				
2025					
Fixed price swaps	41	$ 77.66	$ —	$ —	$ —
Ethane					
2023					
Fixed price swaps	4,499	$ 11.01	$ —	$ —	$ —
2024					
Fixed price swaps	1,305	$ 10.81	$ —	$ —	$ —
Propane					
2023					
Fixed price swaps	3,601	$ 32.19	$ —	$ —	$ —
2024					
Fixed price swaps	1,460	$ 33.29	$ —	$ —	$ —
Normal Butane					
2023					
Fixed price swaps	396	$ 40.96	$ —	$ —	$ —
2024					
Fixed price swaps	329	$ 40.74	$ —	$ —	$ —
Natural Gasoline					
2023					
Fixed price swaps	342	$ 63.74	$ —	$ —	$ —
2024					
Fixed price swaps	329	$ 64.37	$ —	$ —	$ —

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of the Company's peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are free cash flow (deficit), net debt, adjusted net income, adjusted diluted earnings per share, adjusted EBITDA and net debt to adjusted EBITDA, all of which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2023	2022	**2023**	2022
Adjusted net income:		*(in millions)*		
Net income (loss)	$ **231**	$ 1,173	$ **2,170**	$ (1,502)
Add back (deduct):				
Merger-related expenses	**—**	2	**—**	27
(Gain) loss on unsettled derivatives [1]	**(107)**	(722)	**(1,631)**	2,510
Loss on early extinguishment of debt	**—**	4	**19**	6
Other [2]	**4**	1	**7**	1
Adjustments due to discrete tax items [3]	**(57)**	(263)	**(494)**	385
Tax impact on adjustments	**24**	173	**370**	(612)
Adjusted net income	$ **95**	$ 368	$ **441**	$ 815

(1) Includes ($4) million of non-performance risk adjustment to derivative activities for the six months ended June 30, 2023, and $4 million and $9 million of non-performance risk adjustment to derivative activities for the three and six months ended June 30, 2022, respectively.
(2) Includes $4 million and $5 million for the three and six months ended June 30, 2023, respectively, of G&A related to the development of enterprise resource technology, expensed in the period incurred per GAAP.
(3) The Company's 2023 income tax rate is 23.0% before the impacts of any valuation allowance.

		Three Months Ended June 30,			Six Months Ended June 30,		
Adjusted diluted earnings per share:		**2023**	2022		**2023**	2022	
Diluted earnings (loss) per share	$	**0.21**	$	1.05	$	**1.97**	$	(1.35)
Add back (deduct):							
Merger-related expenses		**—**		0.00		**—**		0.03
(Gain) loss on unsettled derivatives [1]		**(0.10)**		(0.64)		**(1.48)**		2.25
Loss on early extinguishment of debt		**—**		0.00		**0.02**		0.00
Other [2]		**0.00**		0.00		**0.00**		0.00
Adjustments due to discrete tax items [3]		**(0.05)**		(0.23)		**(0.45)**		0.34
Tax impact on adjustments		**0.03**		0.15		**0.34**		(0.54)
Adjusted diluted earnings per share	$	**0.09**	$	0.33	$	**0.40**	$	0.73

(1) Includes ($4) million of non-performance risk adjustment to derivative activities for the six months ended June 30, 2023, and $4 million and $9 million of non-performance risk adjustment to derivative activities for the three and six months ended June 30, 2022, respectively.

(2) Includes $4 million and $5 million for the three and six months ended June 30, 2023, respectively, of G&A related to the development of enterprise resource technology, expensed in the period incurred per GAAP.

(3) The Company's 2023 income tax rate is 23.0% before the impacts of any valuation allowance.

		Three Months Ended June 30,			Six Months Ended June 30,		
		2023	2022		**2023**	2022	
Net cash flow:		*(in millions)*					
Net cash provided by operating activities	$	**425**	$	427	$	**1,562**	$	1,399
Add back (deduct):							
Changes in operating assets and liabilities		**28**		325		**(345)**		189
Merger-related expenses		**—**		2		**—**		27
Net cash flow	$	**453**	$	754	$	**1,217**	$	1,615

		Three Months Ended June 30,			Six Months Ended June 30,		
		2023	2022		**2023**	2022	
Free cash flow (deficit):		*(in millions)*					
Net cash flow	$	**453**	$	754	$	**1,217**	$	1,615
Subtract:							
Total capital investments		**(595)**		(585)		**(1,260)**		(1,129)
Free cash flow (deficit)	$	**(142)**	$	169	$	**(43)**	$	486

		Three Months Ended June 30,			Six Months Ended June 30,		
		2023	2022		**2023**	2022	
Adjusted EBITDA:		*(in millions)*					
Net income (loss)	$	**231**	$	1,173	$	**2,170**	$	(1,502)
Add back (deduct):							
Interest expense		**34**		48		**70**		89
Income tax expense (benefit)		**(5)**		26		**7**		30
Depreciation, depletion and amortization		**328**		288		**641**		563
Merger-related expenses		**—**		2		**—**		27
(Gain) loss on unsettled derivatives [1]		**(107)**		(722)		**(1,631)**		2,510
Loss on early extinguishment of debt		**—**		4		**19**		6
Other		**(1)**		1		**2**		1
Stock-based compensation expense		**4**		2		**5**		3
Adjusted EBITDA	$	**484**	$	822	$	**1,283**	$	1,727

(1) Includes ($4) million of non-performance risk adjustment to derivative activities for the six months ended June 30, 2023, and $4 million and $9 million of non-performance risk adjustment to derivative activities for the three and six months ended June 30, 2022, respectively.

Adjusted EBITDA:	12 Months Ended June 30, 2023	
	(in millions)	
Net income	$	5,521
Add back (deduct):		
Interest expense		165
Income tax expense		28
Depreciation, depletion and amortization		1,252
Gain on unsettled derivatives [1]		(4,165)
Loss on early extinguishment of debt		27
Stock-based compensation expense		6
Other		5
Adjusted EBITDA	$	2,839

(1) Includes ($13) million of non-performance risk adjustment for the twelve months ended June 30, 2023.

Net debt:	June 30, 2023	
	(in millions)	
Total debt [1]	$	4,053
Subtract:		
Cash and cash equivalents		(25)
Net debt	$	4,028

(1) Does not include $17 million of unamortized debt discount and issuance expense.

Net debt to Adjusted EBITDA:	June 30, 2023	
	(in millions)	
Net debt	$	4,028
Adjusted EBITDA	$	2,839
Net debt to Adjusted EBITDA		1.4x